UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

_____________

SCHEDULE 13G/A
Under the Securities and Exchange Act of 1934

(Amendment No. 16)*

Washington Trust Bancorp, Inc.
(Name of Issuer)

Common Stock, $.0625 par value
(Title of Class of Securities)

940610 10 8
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 940610 10 8	13G/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) David W. Wallace
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 888,000
	6	SHARED VOTING POWER 1,093,417
	7	SOLE DISPOSITIVE POWER 888,000
	8	SHARED DISPOSITIVE POWER 1,093,417
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,981,417
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.832%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 940610 10 8	13G/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Jean and David W. Wallace Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 915,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 915,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 915,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.464%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 940610 10 8	13G/A	Page 4 of 7 Pages

Item 1(a).	Name of Issuer:

Washington Trust Bancorp, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

23 Broad Street, Westerly, RI 02891

Item 2(a).	Name of Person Filing:

This statement is being filed by the following persons with respect to the shares of Common Stock of the Issuer directly owned by:

	(i)	David W. Wallace;
	(ii)	Jean and David W. Wallace Foundation

Item 2(b).	Address of Principal Business Office or, if None, Residence:
Address for David W. Wallace:
680 Steamboat Road, Greenwich, CT 06830

Address for Jean and David W. Wallace Foundation:
680 Steamboat Road, Greenwich, CT 06830

Item 2(c).	Citizenship:

David W. Wallace – United States
Jean and David W. Wallace Foundation – Delaware

Item 2(d).	Title of Class of Securities:

Common Stock, $.0625 par value

Item 2(e).	CUSIP Number:

940610 10 8

Item 3.  If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:   N/A

CUSIP No. 940610 10 8	13G/A	Page 5 of 7 Pages

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

For Mr. Wallace:

(a)	Amount beneficially owned:
1,981,417 Shares of Common Stock
(b)	Percent of class:
11.832%
(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote
888,000
(ii) Shared power to vote or to direct the vote
1,093,417 [1]
(iii) Sole power to dispose or to direct the disposition
888,000
(iv) Shared power to dispose or to direct the disposition
1,093,417 [1]

For Jean and David W. Wallace Foundation:

(a)	Amount beneficially owned:
915,000 Shares of Common Stock
(b)	Percent of class:
5.464%
(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote
—
(ii) Shared power to vote or to direct the vote
915,000
(iii) Sole power to dispose or to direct the disposition
—
(iv) Shared power to dispose or to direct the disposition
915,000

1Includes 134,000 shares held by Mr. Wallace’s spouse, 915,000 shares held by the Jean and David W. Wallace Foundation of which Mr. Wallace serves as trustee and 44,417 shares held by the Trust Two F/B/O Lindsay Mclean Juge for which Mr. Wallace's spouse serves as trustee.

CUSIP No. 940610 10 8	13G/A	Page 6 of 7 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof a reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
N/A

Item 8.	Identification and Classification of Members of the Group.
N/A

Item 9.	Notice of Dissolution of Group.
N/A

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 940610 10 8	13G/A	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2015

/s/ David W. Wallace
David W. Wallace

February 11, 2015

JEAN AND DAVID W. WALLACE FOUNDATION

/s/ David W. Wallace
Name: David W. Wallace
Title: Trustee

EXHIBIT INDEX

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

February 11, 2015

/s/ David W. Wallace
David W. Wallace

JEAN AND DAVID W. WALLACE FOUNDATION

/s/ David W. Wallace
Name: David W. Wallace
Title: Trustee